MediaBay, Inc.
2 Ridgedale Avenue - Suite 300
Cedar Knolls NJ 07927

January 19, 2007

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MediaBay, Inc. (the “Company”)
Registration Statement on Form S-1 Initially Filed November 4, 2005 File No. 333-129488

Ladies and Gentleman

Please be advised that MediaBay, Inc. (the “Registrant”) hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrants Registration Statement on Form S-1 filed with the Commission on November 4, 2005 (File No. 333-129488) (the “Registration Statement”) following the Company’s recent filing of a Form 15 to terminate the registration of its common stock and suspend its reporting obligations under the Securities Exchange Act of 1934. No securities were offered or sold pursuant to this Registration Statement. Please apply the Company’s filing fee to its account with the SEC. If you have any questions concerning this matter, Please contact Brad L. Shiffman at (212) 855-5442.

Thank you for your assistance in this matter

MEDIABAY, INC.

By:	/s/ Robert Toro
Robert Toro
Chief Financial Officer and Senior Vice President